December 5, 2024

Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Kingsoft Cloud Holdings Ltd Form 20-F for the Fiscal Year Ended December 31, 2023 File No. 001-39278

Attn:	Division of Corporation Finance Office of Technology

VIA EDGAR

Dear Anastasia Kaluzienski and Robert Littlepage:

This letter sets forth the responses of Kingsoft Cloud Holdings Ltd (the “Company”) to the comments (the “Comments”) the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated November 21, 2024. For the Staff’s convenience, we have included herein the Comments in bold, and the Company’s responses are set forth immediately below the Comments.

General Note to the Staff

The Company respectfully submits in this letter its proposed updates to the disclosures contained in the annual report for the year ending December 31, 2023 (the “2023 Annual Report”), which, subject to the Staff’s review and further regulatory developments (if applicable), will be included in the Company’s annual report for the year ending December 31, 2024 (the “2024 Annual Report”) and future filings, to the extent applicable. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2023 Form 20-F.

Form 20-F for the year ended 12/31/23

Introduction, page 1

1.	We note from your disclosure on page 1 that you exclude Hong Kong and Macau from your definition of “PRC” or “China” for the purpose of your annual report. Please revise to remove the exclusion of Hong Kong and Macau from such definition. Clarify that all the legal and operational risks associated with having operations in the People’s Republic of China (PRC) also apply to operations in Hong Kong and Macau. In this regard, ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only. Where appropriate, you may describe PRC law and then explain how law in Hong Kong and Macau differs from PRC law and describe any risks and consequences to the company associated with those laws.

In response to the Staff’s comment, the Company proposes to revise the definition of “China” or “PRC” on page 1 of the 2023 Annual Report in future filings as follows, with the removed disclosure crossed out for ease of reference:

•	“China” or “PRC” refers to the People’s Republic of China; ~~and only in the context of describing PRC laws, regulations and other legal or tax matters in this annual report, excludes Taiwan, Hong Kong, and Macau;~~

The Company also proposes to further supplement the risk factors section by inserting the below disclosure to clarify that operational risks associated with operations in mainland China also apply to Hong Kong, with the added disclosure underlined for ease of reference:

Page 9 of the 2023 Annual Report

You should carefully consider all of the information in this annual report before making an investment in the ADSs. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. In particular, as we are a China-based company incorporated in the Cayman Islands, you should pay special attention to subsections headed “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China” and “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Corporate Structure and the Contractual Arrangements.” The operational risks associated with being based in and having operations in mainland China also apply to operations in Hong Kong. The legal risks associated with being based in and having operations in mainland China are expected to apply to mainland China entities and businesses, rather than entities or businesses in Hong Kong and Macau, if any, which operate under a different set of laws from mainland China.

Page 51 of the 2023 Annual Report

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of time and most are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the United States has not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties.

There is uncertainty as to whether the judgment of United States courts will be directly enforced in Hong Kong, as the United States and Hong Kong do not have a treaty or other arrangements providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters. However, a foreign judgment may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court since the judgment may be regarded as creating a debt between the parties to it, provided that the foreign judgment, among other things, is a final judgment conclusive upon the merits of the claim and is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.”

Page 53 of the 2023 Annual Report

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur. The ability of our PRC subsidiaries to pay dividends and other distributions on equity, in turn, depends on the payment they receive from the VIEs as service fees pursuant to certain contractual arrangements among our PRC subsidiaries, the VIEs and the VIEs’ shareholders entered into to comply with certain restrictions under PRC law on foreign investment. For more details related to the VIE structure, please see “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIEs and Their Respective Shareholders.”

Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries and each of the VIEs and their subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of each of their registered capitals. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

With respect to our Hong Kong entities, although currently there are not equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities (including currency conversion), if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities (including currency conversion) in the future, the funds in our Hong Kong entities, likewise, may not be available to meet our cash demand.”

Page 56 of the 2023 Annual Report

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs. Although currently there are not equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities (including currency conversion), if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities (including currency conversion) in the future, the funds in our Hong Kong entities, likewise, may not be available to meet our currency demand.

Part I, page 4

2.	We note your disclosure that the VIE structure allows you to be considered the primary beneficiary of the VIEs, which serves the purpose of consolidating the VIEs’ operating results in your financial statements under U.S. GAAP. Please revise to ensure that any references to control or benefits that accrue to you because of the VIEs are limited to a clear description of the conditions you have satisfied for consolidation of the VIEs under U.S. GAAP. Additionally, your revised disclosure should clarify that you are the primary beneficiary of the VIEs for accounting purposes.

In response to the Staff’s comment, the Company intends to revise the following disclosure under Part I on page 4 of the 2023 Annual Report in future filings as follows, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

This structure allows us to be considered the primary beneficiary of the VIEs for accounting purposes, which serves the purpose of consolidating the VIEs’ operating results in our financial statements under ~~the~~ U.S. GAAP, to the extent the conditions for consolidation of VIEs under U.S. GAAP are satisfied.

The Company also intends to revise the following disclosure under Part I on page 117 of the 2023 Annual Report in future filings as follows, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs for accounting purposes and consolidate their operating results in our financial statements under U.S. GAAP, to the extent the conditions for consolidation of VIEs under U.S. GAAP are satisfied.

3.D. Risk Factors

Changes in China's economic or social conditions or government policies..., page 50

3.	We note changes you made to your disclosure appearing on pages 5, 7, and 50 relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the prior 20-F review completed August 4, 2023 that would warrant revised disclosure to mitigate the challenges you face and related disclosures. For additional guidance, please refer to the Division of Corporation Finance’s Sample Letter to China-Based Companies, issued December 2021 and July 2023. In future filings, please restore your disclosure.

In response to the Staff’s comment, the Company respectfully undertakes to restore the disclosure on page 5, 7 and 50 of the 2023 Annual Report relating to legal and operational risks associated with operating in China and PRC regulations, in future filings.

You may experience difficulties effecting service of legal process..., page 51

4.	We note your disclosure that all of your senior executive officers reside within China for a significant portion of time and most are PRC nationals. In future filings, please identify any directors, officers, or members of senior management located in the PRC/Hong Kong. Additionally, please include a separate "Enforceability" section that addresses whether or not investors may bring actions under the civil liability provisions of the U.S. federal securities laws against you, your officers or directors who are residents of a foreign country, and whether investors may enforce these civil liability provisions when your assets, officers, and directors are located outside of the United States.

In response to the Staff’s comment, the Company proposes to revise the below disclosures on page 9 of the 2023 Annual Report in future filings as follows, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Enforceability of Civil Liability

We are a company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of time and most are PRC nationals. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There is no statutory recognition in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), however, the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty, (e) is not inconsistent with a Cayman Islands judgment in respect of the same matter, and (f) is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

You should carefully consider all of the information in this annual report before making an investment in the ADSs. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. In particular, as we are a China-based company incorporated in the Cayman Islands, you should pay special attention to subsections headed “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China” and “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Corporate Structure and the Contractual Arrangements.”

The Company also proposes to revise the below disclosures on page 51 of the 2023 Annual Report in future filings as follows, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our directors and senior executive officers named in this annual report reside within China for a significant portion of time and most are PRC nationals.

Operating and Financial Review and Prospects

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022, page 126

5.	We note your discussion and analysis pertaining to the decrease in revenues attributing the change to (1) your proactive scale-down of CDN services within public cloud services, partially offset by an increase in revenue from AI-related customers and (2) more stringent project selection of enterprise cloud services, although the extent of the change attributable to these various factors remains unclear. Please expand your disclosure to provide a more fulsome quantitative and qualitative discussion of the change in reported revenue. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors an understanding of trends and variability in revenue. Refer to Item 303(b) and (b)(2) of Regulation S-K.

In response to the Staff’s comment, the Company proposes to revise the below disclosures on page 9 of the 2023 Annual Report in future filings as follows, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

Our revenues decreased by 13.8% from RMB8,180.1 million in 2022 to RMB7,047.5 million (US$992.6 million) in 2023, which was attributable to proactive scale-down of CDN services within public cloud services, and more stringent project selection of enterprise cloud services. RMB978.5 million, or 86.4% of the revenue decrease was attributable to the revenue decrease of public cloud services. RMB153.0 million, or 13.5% of the revenue decrease was attributable to the revenue decrease of enterprise cloud services. The underlying reasons of such changes are discussed in further details below.

Public cloud services

Our revenues generated from public cloud services decreased by 18.3% from RMB5,360.3 million in 2022 to RMB4,381.7 million (US$617.2 million) in 2023. The number of our Public Cloud Service Premium Customers increased from 197 in 2022 to 214 in 2023, however, the average revenue per Public Cloud Service Premium Customer decreased from RMB26.7 million to RMB20.1 million.~~,~~ The changes were primarily driven by our proactive scale-down of CDN services within public could services, while partially offset by the revenue increase from AI-related customers.

Enterprise cloud services

Our revenues generated from enterprise cloud services decreased by 5.4% from RMB2,817.0 million in 2022 to RMB2,664.0 million (US$375.2 million) in 2023, primarily due to more stringent project selection of enterprise cloud services. To illustrate, while the number of our Enterprise Cloud Service Premium Customers decreased from 347 in 2022 to 285 in 2023, the average revenue per Enterprise Cloud Services Premium Customer increased from RMB7.9 million to RMB9.1 million in the same years, respectively.

Additionally, the Company respectfully advises the Staff that the Company’s latest financial results have shown an increase in recorded revenue: The Company’s total revenue increased from RMB5,325.0 million in the nine months ended September 30, 2023 to RMB5,553.0 million in the same period of 2024. The Company undertakes to explain the underlying reasons and implications of such material changes, with reference to Item 303(b) and (b)(2) of Regulation S-K in 2024 Annual Report and future filings.

Item 10. Additional Information, page 157

6.	We note the removal of your disclosure appearing on page 160 that “[i]t may be difficult for overseas regulators to conduct investigations or collect evidence within China.” It is unclear to us that there have been changes in the regulatory environment in the PRC since the prior 20-F review completed August 4, 2023 that would warrant revised disclosure. Please tell us the reasons for removal or restore your disclosure in future filings.

In response to the Staff’s comment, the Company respectfully undertakes to restore the disclosure in relation to the risk factor headed “It may be difficult for overseas regulators to conduct investigations or collect evidence within China” in future filings.

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to the Company’s Annual Report on Form 20-F, please contact the undersigned or Li He (Tel: +852-2533-3306) or Kevin Zhang (Tel:+852-2533-3384) of Davis Polk & Wardwell LLP.

Sincerely yours,

Kingsoft Cloud Holdings Limited

By:	/s/ Haijian He
Name: Haijian He
Title: Chief Financial Officer and Director

cc:	Li He, Esq.
Davis Polk & Wardwell LLP